   As filed with the Securities and Exchange Commission on December 20, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                   IMTEC INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                  452909-10-4
                                 (CUSIP Number)

                               Thomas E. Scherer
               Vice President, Controller and Assistant Secretary
                               Brady Corporation
                            6555 West Good Hope Road
                              Milwaukee, WI 53223
                                 (414) 358-6600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                            Conrad G. Goodkind, Esq.
                              Quarles & Brady LLP
                           411 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 277-5000

                                December 9, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 452909-10-4             13D                        PAGE 1  OF 6  PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Brady Corporation
   39-0178960
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Wisconsin
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-**  (984,703 assuming full exercise of the options to
                    purchase shares of common stock described below.)**
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-** (984,703 assuming full exercise of the options to
                    purchase shares of common stock described below.)**
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-** (984,703 assuming full exercise of the options to purchase shares of common stock described below.)**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%** (58.0% of the shares of common stock as computed in accordance with Rule 13d-3(d)(1)(i) under the Act assuming full exercise of the options to purchase shares of common stock described below.)**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

     ** On December 9, 1999, Brady Corporation, a Wisconsin corporation ("Brady"), entered into a Shareholder Option Agreement ("Shareholder Option Agreement #1") with certain shareholders of Imtec Inc., a Delaware corporation ("Imtec"), including all of the directors of Imtec and all but one holder of greater than five percent (5%) of Imtec's common stock (the "Group Shareholders"), who, in the aggregate, own 875,326 shares of Imtec common stock, including certain options to purchase shares of Imtec common stock (the "Group
          Shares"). In addition, on December 9, 1999, Brady entered into a second Shareholder Option Agreement ("Shareholder Option Agreement #2" and together with Shareholder Option Agreement #1, the "Shareholder Option Agreements"), with the remaining holder of greater than 5% of Imtec common stock (the "Individual Shareholder" and together with the Group Shareholders, the "Shareholders") with respect to 109,377 shares of Imtec common stock (the "Individual Shares" and together with the Group Shares, the "Shares"), which constitute a portion of the shares of Imtec common stock owned by such holder. Pursuant to the Shareholder Option Agreements, the Shareholders have (i) granted Brady an option to purchase their Shares at an exercise price of $12.00 per Share (subject to adjustment in certain circumstances) exercisable upon the occurrence of certain events specified in the Shareholder Option Agreements and (ii) irrevocably granted to, and appointed Brady proxy and attorney-in-fact to vote the Shares with respect to certain matters.

ITEM 1.  SECURITY AND ISSUER.

         The name of the issuer is Imtec Inc., a Delaware corporation ("Imtec" or the "Company"). The address of the principal executive offices of the Company is One Imtec Lane, Bellows Falls, Vermont 05101. The title of the class of equity securities to which this Statement relates is common stock, par value $.01 per share, of the Company (the "Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) and (f). This Schedule 13D is filed on behalf of Brady Corporation, a Wisconsin corporation ("Brady"). The principal executive office and the address of the principal business of Brady is located at 6555 West Good Hope Road, Milwaukee, Wisconsin 53223. Brady's principal business is the manufacturing and marketing of high-performance identification solutions and speciality coated materials. Major product categories include: industrial identification and data collection products; safety and facility identification products; and OEM components.

         Pursuant to General Instruction C of Schedule 13D, the names, business addresses, principal occupations, the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted and citizenship of the executive officers and directors of Brady are set forth in Annex A hereto and are incorporated herein by reference.

         (d) and (e). During the last five years, Brady and, to the knowledge of Brady, Brady's executive officers and directors have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 9, 1999, Brady entered into a Shareholder Option Agreement ("Shareholder Option Agreement #1") with certain shareholders of Imtec, including all of the directors of Imtec and all but one holder of greater than five percent (5%) of the shares of Common Stock (the "Group Shareholders"), who, in the aggregate, own 875,326 shares of Common Stock, including certain options to purchase shares of Common Stock (the "Group Shares"). In addition, on December 9, 1999, Brady entered into a second Shareholder Option Agreement ("Shareholder Option Agreement #2" and together with Shareholder Option Agreement #1, the "Shareholder Option Agreements"), with the remaining holder of greater than 5% of the shares of Common Stock (the "Individual Shareholder" and together with the Group Shareholders, the "Shareholders") with respect to 109,377 shares of Common Stock (the "Individual Shares" and together with the Group Shares, the "Shares"), which constitute a portion of the shares of Common Stock owned by the Individual Shareholder. Pursuant to the Shareholder Option Agreements, each Shareholder has (i) granted Brady an irrevocable option (individually an "Option" and together the "Options") to purchase such Shareholder's Shares at an exercise price of $12.00 per Share (subject to adjustment in certain circumstances) exercisable upon the occurrence of certain events specified in the Shareholder Option Agreements and (ii) irrevocably granted to, and appointed Brady proxy and attorney-in-fact to vote such Shareholder's Shares with respect to certain matters.

         Should Brady exercise all of the Options, it would beneficially own 984,703 shares of Common Stock, which represents 58.0% of the Common Stock computed in accordance with Rule 13d-3(d)(1)(i) under the Act. If Brady exercises all or any of its Options, it will use existing working capital to fund the exercise price of the Options. The total amount of funds required to exercise all of the Options will be approximately $11.8 million.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Shareholder Option Agreements were entered into for the purpose of inducing Brady to enter into negotiations for the acquisition of Imtec on terms and subject to the conditions to be set forth in a definitive Agreement and Plan of Merger to be negotiated and entered into between Brady and Imtec (the "Merger Agreement") which would provide, among other things, for the merger of a subsidiary of Brady or an affiliate of Brady with and into Imtec (the "Merger"). Pursuant to the Shareholder Option Agreements, each Shareholder has granted Brady an irrevocable Option to purchase the Shares (including any subsequently acquired shares of Common Sock with respect to the Group Shareholders), which in the aggregate constitutes approximately 58.0% of the shares of Common Stock computed in accordance with Rule 13d-3(d)(1)(i) under the Act at $12.00 per Share. The Options are exercisable at any time, in whole or in part, after (i) February 7, 2000 if the Merger Agreement has not been signed; (ii) the occurrence of any event as a result of which Brady is entitled to receive a termination fee under the Merger Agreement; or (iii) such time as a Shareholder shall have breached the Merger Agreement. Each Option that becomes exercisable shall remain exercisable until the later of (i) the date that is 120 days after the date such Option becomes exercisable or (ii) the date that is 60 days after the date that all waiting periods under the Hart-Scott-Rodino Anti-Trust Improvements Act applicable to the Merger and/or purchase of the Shares shall have expired or been terminated; provided that if at the expiration of such period there shall be in effect any injunction or other order issued by any federal, state, local or foreign governmental unit or agency prohibiting the exercise of such Option, the exercise period shall be extended until 60 days after the date that no such injunction or order is in effect.

         Each Shareholder has agreed that at any meeting of the shareholders of Imtec or in connection with any written consent of the shareholders of Imtec, such Shareholder will vote (or cause to be voted) all Shares (including any subsequently acquired shares of Common Stock with respect to each Group Shareholder), (i) in favor of the Merger Agreement, the Merger and any other actions contemplated by the Merger Agreement and the applicable Shareholder Option Agreement and (ii) against any proposal relating to an acquisition proposal by any person or entity other than Brady (an "Acquisition Proposal") and against any action or agreement that would impede, frustrate, prevent or nullify the Shareholder Option Agreements, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Imtec under the Merger Agreement or which would result in any of the conditions set forth in the Merger Agreement not being fulfilled. Each Shareholder irrevocably granted to and appointed Brady as such Shareholder's proxy and attorney-in-fact to vote the Shares owned by such Shareholder, or grant a consent or approval in respect of such Shares (including any subsequently acquired shares of Common Sock with respect to the Group Shareholders), in the manner specified above.

         Each Shareholder has agreed that, except as provided by the Merger Agreement and the applicable Shareholder Option Agreement, such Shareholder will not (i) offer to transfer, transfer or consent to any transfer, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer, (iii) grant any proxy, power-of-attorney or other authorization or consent or (iv) deposit into a voting trust or enter into a voting agreement or arrangement, each with respect to all of the Shares (including any subsequently acquired shares of Common Sock with respect to the Group Shareholders) beneficially owned by such Shareholder.

         Each Shareholder has agreed that such Shareholder shall not encourage, solicit initiate or participate in any way in any discussion or negotiation with, or provide information or otherwise take any action to assist or facilitate, any person concerning any Acquisition Proposal. Each Shareholder has agreed to cease any such existing activities and to immediately communicate to Brady the terms of any Acquisition Proposal.

         Each Shareholder has waived any rights of appraisal or rights to dissent from the Merger.

         The Shareholder Option Agreements with respect to each Shareholder shall terminate upon the earliest of (i) the effective time of the Merger Agreement, (ii) December 9, 2000 or (iii) the termination of the Merger Agreement, unless, in the case of clause (iii), Brady is or may be entitled to receive a termination fee under the

Merger Agreement following such termination or prior to such termination such Shareholder has breached certain specified agreements contained in the applicable Shareholder Option Agreement.

         The description of the Shareholder Option Agreements set forth herein does not purport to be complete and is qualified in its entirety by the provisions of Shareholder Option Agreement #1 and Shareholder Option Agreement #2, copies of which are attached hereto as Exhibits 1 and 2 respectively, and incorporated herein by reference.


         If a merger of Imtec with a subsidiary or an affiliate of Brady were effected, Brady would intend to replace Imtec's existing board of directors and certain of its officers. As a wholly owned subsidiary of Brady, Imtec would not be eligible for quotation in NASDAQ and would be eligible for termination of registration pursuant to section 12(g)(4) of the Act. Brady would also seek to achieve efficiencies through the consolidation or elimination of duplicative functions and/or operations.

         Except pursuant to the terms of the Shareholder Option Agreements and as set forth herein, Brady has no plans or proposals which would result in the acquisition or disposition of shares of Common Stock or any other action enumerated in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). Pursuant to the Shareholder Option Agreements, Brady has the right (as described above) to acquire 984,703 shares (subject to adjustment for changes in capitalization) of Common Stock, representing 58.0% of the outstanding Common Stock on December 9, 1999, as computed in accordance with Rule 13d-3(d)(1)(i) under the Act. Should Brady fully exercise its Options and purchase the Shares, the Shares will be acquired by Brady with sole voting and dispositive power. Prior to entering into the Shareholder Option Agreements, neither Brady nor, to the best of its knowledge, any of its executive officers or directors beneficially owned any shares of Common Stock.

(c). Except for the execution and delivery of the Shareholder Option Agreements, there have been no transactions by Brady or, to the best of its knowledge, any of its executive officers or directors with respect to shares of the Common Stock during the 60 days preceding the date of this Schedule 13D.

(d). Each Shareholder has the power to receive and the power to direct the receipt of dividends from their Shares until such time as Brady shall exercise its Option for such Shareholder's Shares. Each Shareholder has the right to receive and the power to direct the receipt of the proceeds payable by Brady upon Brady's exercise of its Option for such Shareholder's Shares. Shareholder Option Agreement #1 and Shareholder Option Agreement #2, copies of which are attached hereto as Exhibits 1 and 2 respectively, and incorporated herein by reference, identify each of the Shareholders.

(e).  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 which is incorporated herein by reference. Other than the Shareholder Option Agreements, which are attached to this Schedule 13D as
Exhibit 1 and 2 respectively, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between Brady and any other person, or, to the knowledge of Brady, among any of Brady's executive officers and directors or between any of Brady's executive officers and directors and any other person, with respect to any securities of Imtec.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         See Exhibit Index attached hereto.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:    December 16, 1999             BRADY CORPORATION


                                                By:  /s/ Frank Jaehnert
                                                     ---------------------------
                                                     Name: Frank Jaehnert
                                                     Title:   Vice President and
                                                     Chief Financial Officer

                                                                         ANNEX A

                             INFORMATION RELATING TO
                        EXECUTIVE OFFICERS AND DIRECTORS
                              OF BRADY CORPORATION


         The following table sets forth the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each member of the Board of Directors and each executive officer of Brady Corporation. The business address of each such person is Brady Corporation, 6555 West Good Hope Road, Milwaukee, Wisconsin 53223. Each person listed is a citizen of the United States.



                                                                                PRESENT PRINCIPAL OCCUPATION AND
             NAME                   PRINCIPAL ADDRESS OF EMPLOYER                PRINCIPAL BUSINESS OF EMPLOYER
             ----                   -----------------------------                ------------------------------
DIRECTORS
---------
Katherine M. Hudson             Brady Corporation                      President and Chief Executive Officer of Brady
                                6555 West Good Hope Road               Corporation
                                Milwaukee, WI 53223

Peter J. Lettenberger           Quarles & Brady LLP                    Partner of Quarles & Brady LLP, general counsel
                                411 East Wisconsin Ave.                to Brady Corporation
                                Milwaukee, WI 53202

Robert C. Buchanan              Fox Valley Corporation                 President and Chairman of Fox Valley
                                100 W. Lawrence St.                    Corporation, a paper production company
                                Appleton, Wisconsin 54911

Roger D. Peirce                 The Jor-Mac Company, Inc.              Private investor and consultant and Secretary and
                                704 10th Avenue                        Treasurer of The Jor-Mac Company, Inc., a
                                Grafton, Wisconsin 53024               manufacturer of metal goods

Richard A. Bemis                Bemis Manufacturing Company            President and Chief Executive Officer of Bemis
                                300 Mill Street                        Manufacturing Company, a manufacturer of
                                Sheboygan Falls, Wisconsin 53085       molded plastic products

Frank W. Harris                 Institute for Polymer Science          Distinguished Professor of Polymer Science and
                                University of Akron                    Biomedical Engineering in the Institute of
                                244 Summer Street                      Polymer Science at the University of Akron
                                Polymer Building 603
                                Akron, Ohio 44325

Gary E. Nei                     B&B Publishing                         Chairman of B&B Publishing, a publishing
                                820 Wisconsin Street                   company
                                Walworth, Wisconsin 53184

Irwin Helford                   Viking Office Products                 Chairman of Viking Office Products and Vice
                                950 W. 190th Street                    Chairman of Office Depot Inc., both of which are
                                Torrance, California 90502             sellers of office products
-----------------------------------------------------------------------------------------------------------------------






                                      A-1-


EXECUTIVE OFFICERS
------------------
Katherine M. Hudson             Brady Corporation                      President and Chief Executive Officer
                                6555 West Good Hope Road
                                Milwaukee, WI 53223
--------------------------------------------------------------------------------------------------------------------
Richard L. Fisk                 Brady Corporation                      Vice President, Direct Marketing Group
                                6555 West Good Hope Road
                                Milwaukee, WI 53223
--------------------------------------------------------------------------------------------------------------------
David R. Hawke                  Brady Corporation                      Vice President, Graphics Group
                                6555 West Good Hope Road
                                Milwaukee, WI 53223
--------------------------------------------------------------------------------------------------------------------
Frank M. Jaehnert               Brady Corporation                      Vice President and Chief Financial Officer
                                6555 West Good Hope Road
                                Milwaukee, WI 53223
--------------------------------------------------------------------------------------------------------------------
David W. Schroeder              Brady Corporation                      Vice President, Identification Solution Group
                                6555 West Good Hope Road
                                Milwaukee, WI 53223
--------------------------------------------------------------------------------------------------------------------
Conrad G. Goodkind              Quarles & Brady LLP                    Secretary and Partner of Quarles & Brady LLP,
                                411 East Wisconsin Ave.                general counsel to Brady Corporation
                                Milwaukee, WI 53202

--------------------------------------------------------------------------------------------------------------------




                                      A-2-

                                BRADY CORPORATION

                                  SCHEDULE 13D

                                  EXHIBIT INDEX


EXHIBIT NO.                        EXHIBIT NAME
-----------                        ------------
1 Shareholder Option Agreement dated as of December 9, 1999, among Brady Corporation and the persons listed on Schedule I ("Shareholder Option Agreement #1").
                      .
2 Shareholder Option Agreement dated as of December 9, 1999, among Brady Corporation and Laifer Capital Management, Inc. ("Shareholder Option Agreement #2").






                                      EI-1-